05010376

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

SEC MAIL PROCESSING RECEIVED AUG 09 2005 WASH, D.C. 190 SECTION

3 August, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- AA plc – Anglo Platinum joint venture
- AngloGold Ashanti – new order mining rights

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

C Marshall
Company Secretarial Assistant
Encs - 10 copies

ANGLO AMERICAN

News Release

2 August 2005

Anglo American plc wishes to draw shareholders' attention to the announcement made today by AngloGold Ashanti and welcomes the granting of new order mining rights over AngloGold Ashanti's operating assets in South Africa by the Department of Minerals and Energy (DME).

Lazarus Zim, Chief Executive of Anglo American South Africa said: "The granting of these mineral rights represents real progress in terms of the South African government's desire to achieve certainty for all stakeholders and demonstrates its commitment to broaden the participation by all of South Africa's people in the mainstream of our country's economic life. "

Tony Trahar, Chief Executive of Anglo American plc said: "This represents a significant step forward for Anglo American in terms of our progress towards converting old order mineral rights to new order mining rights. We are greatly encouraged by this positive outcome which reflects the open and constructive dialogue between Anglo American's mining businesses and the South African government."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

2 August 2005

Anglo American plc wishes to draw shareholders' attention to the announcement made today by AngloGold Ashanti and welcomes the granting of new order mining rights over AngloGold Ashanti's operating assets in South Africa by the Department of Minerals and Energy (DME).

Lazarus Zim, Chief Executive of Anglo American South Africa said: "The granting of these mineral rights represents real progress in terms of the South African government's desire to achieve certainty for all stakeholders and demonstrates its commitment to broaden the participation by all of South Africa's people in the mainstream of our country's economic life. "

Tony Trahar, Chief Executive of Anglo American plc said: "This represents a significant step forward for Anglo American in terms of our progress towards converting old order mineral rights to new order mining rights. We are greatly encouraged by this positive outcome which reflects the open and constructive dialogue between Anglo American's mining businesses and the South African government."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

2 August 2005

Anglo American plc wishes to draw shareholders' attention to the announcement made today by AngloGold Ashanti and welcomes the granting of new order mining rights over AngloGold Ashanti's operating assets in South Africa by the Department of Minerals and Energy (DME).

Lazarus Zim, Chief Executive of Anglo American South Africa said: "The granting of these mineral rights represents real progress in terms of the South African government's desire to achieve certainty for all stakeholders and demonstrates its commitment to broaden the participation by all of South Africa's people in the mainstream of our country's economic life. "

Tony Trahar, Chief Executive of Anglo American plc said: "This represents a significant step forward for Anglo American in terms of our progress towards converting old order mineral rights to new order mining rights. We are greatly encouraged by this positive outcome which reflects the open and constructive dialogue between Anglo American's mining businesses and the South African government."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO
AMERICAN

News Release

2 August 2005

Anglo American plc wishes to draw shareholders' attention to the announcement made today by AngloGold Ashanti and welcomes the granting of new order mining rights over AngloGold Ashanti's operating assets in South Africa by the Department of Minerals and Energy (DME).

Lazarus Zim, Chief Executive of Anglo American South Africa said: "The granting of these mineral rights represents real progress .in terms of the South African government's desire to achieve certainty for all stakeholders and demonstrates its commitment to broaden the participation by all of South Africa's people in the mainstream of our country's economic life. "

Tony Trahar, Chief Executive of Anglo American plc said: "This represents a significant step forward for Anglo American in terms of our progress towards converting old order mineral rights to new order mining rights. We are greatly encouraged by this positive outcome which reflects the open and constructive dialogue between Anglo American's mining businesses and the South African government."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

2 August 2005

Anglo American plc wishes to draw shareholders' attention to the announcement made today by AngloGold Ashanti and welcomes the granting of new order mining rights over AngloGold Ashanti's operating assets in South Africa by the Department of Minerals and Energy (DME).

Lazarus Zim, Chief Executive of Anglo American South Africa said: "The granting of these mineral rights represents real progress in terms of the South African government's desire to achieve certainty for all stakeholders and demonstrates its commitment to broaden the participation by all of South Africa's people in the mainstream of our country's economic life. "

Tony Trahar, Chief Executive of Anglo American plc said: "This represents a significant step forward for Anglo American in terms of our progress towards converting old order mineral rights to new order mining rights. We are greatly encouraged by this positive outcome which reflects the open and constructive dialogue between Anglo American's mining businesses and the South African government."

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

AVS 224000
RNS 6544P

JOINT MEDIA RELEASE

ANGLO PLATINUM AND XSTRATA ALLOYS FORM MOTOTOLO JV TO DEVELOP NEW PLATINUM GROUP METALS MINE AND CONCENTRATOR

Johannesburg, 3 August 2005

Anglo Platinum and Xstrata Alloys ("Xstrata") have formed the Mototolo Joint Venture (the "Mototolo JV") to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum.

Anglo Platinum and Xstrata will each contribute a similar amount of in-situ PGM reserves and resources from Xstrata's Thorncliffe farm, adjacent to its Thorncliffe chrome mine and Anglo Platinum's bordering farm Richmond, part of its Der Brochen project area, to the venture. The total capital expenditure for the project is estimated at R1.35 billion (USD200 million) to commissioning, of which Xstrata and Anglo Platinum will each contribute R675 million (USD100 million).

The project benefits from a life of mine of approximately 20 years at a planned milling rate of 200,000 tonnes per month and an estimated head grade of 3.74 grammes per tonne.

Xstrata will be responsible for developing and operating the underground mine, contributing its expertise in mechanised room and pillar mining, while Anglo Platinum will construct and manage a 200,000 tonnes per month PGM concentrator.

Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting refining and marketing of finished product. Xstrata will construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and will purchase Anglo Platinum's share of chrome concentrate.

Construction of the mine and concentrator is expected to commence in the third quarter of 2005, with initial production of PGM ounces anticipated in the last quarter of 2006 and full production in the third quarter of 2007.

The Mototolo JV is a pooling and sharing arrangement between Xstrata and Anglo Platinum. Both parties will comply with the requirements of South Africa's Mineral and Petroleum Resources Development Act and Charter.

Ralph Havenstein, CEO of Anglo Platinum said:
"By leveraging off the strengths and experience of both partners, this project will accelerate Eastern Bushveld platinum development and will also create some 1,100 new job opportunities. The formation of the Mototolo joint venture will increase Anglo Platinum's production of platinum group metals in a capital and cost efficient manner."

Peet Nienaber, Xstrata Alloys Chief Executive, said:
"The Mototolo joint venture provides Xstrata with an entry into an attractive commodity, working with an experienced partner. The combination of Xstrata's expertise in developing and managing underground chrome mines, together with Anglo Platinum's processing and downstream capabilities will enable both partners to realise a low-cost, high return project with a rapid development profile."

Xstrata Contacts

Claire Bithell	
Telephone	+44 20 7968 2871
Mobile	+44 7785 278294
Email	cbithell@xstrata.com

Etienne du Preez	
Telephone	+27 14 590 2357
Mobile	+27 82 655 1409
Email	edupreez@xstrata.co.za

Anglo Platinum Contact

Trevor Raymond	
Telephone	+27 11 373 6462
Mobile	+27 82 654 8467
Email	traymond@angloplat.com

AVS 224000
RNS 6544P

JOINT MEDIA RELEASE

ANGLO PLATINUM AND XSTRATA ALLOYS FORM MOTOTOLO JV TO DEVELOP NEW PLATINUM GROUP METALS MINE AND CONCENTRATOR

Johannesburg, 3 August 2005

Anglo Platinum and Xstrata Alloys ("Xstrata") have formed the Mototolo Joint Venture (the "Mototolo JV") to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum.

Anglo Platinum and Xstrata will each contribute a similar amount of in-situ PGM reserves and resources from Xstrata's Thorncliffe farm, adjacent to its Thorncliffe chrome mine and Anglo Platinum's bordering farm Richmond, part of its Der Brochen project area, to the venture. The total capital expenditure for the project is estimated at R1.35 billion (USD200 million) to commissioning, of which Xstrata and Anglo Platinum will each contribute R675 million (USD100 million).

The project benefits from a life of mine of approximately 20 years at a planned milling rate of 200,000 tonnes per month and an estimated head grade of 3.74 grammes per tonne.

Xstrata will be responsible for developing and operating the underground mine, contributing its expertise in mechanised room and pillar mining, while Anglo Platinum will construct and manage a 200,000 tonnes per month PGM concentrator.

Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting refining and marketing of finished product. Xstrata will construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and will purchase Anglo Platinum's share of chrome concentrate.

Construction of the mine and concentrator is expected to commence in the third quarter of 2005, with initial production of PGM ounces anticipated in the last quarter of 2006 and full production in the third quarter of 2007.

The Mototolo JV is a pooling and sharing arrangement between Xstrata and Anglo Platinum. Both parties will comply with the requirements of South Africa's Mineral and Petroleum Resources Development Act and Charter.

Ralph Havenstein, CEO of Anglo Platinum said:
"By leveraging off the strengths and experience of both partners, this project will accelerate Eastern Bushveld platinum development and will also create some 1,100 new job opportunities. The formation of the Mototolo joint venture will increase Anglo Platinum's production of platinum group metals in a capital and cost efficient manner."

Peet Nienaber, Xstrata Alloys Chief Executive, said:
"The Mototolo joint venture provides Xstrata with an entry into an attractive commodity, working with an experienced partner. The combination of Xstrata's expertise in developing and managing underground chrome mines, together with Anglo Platinum's processing and downstream capabilities will enable both partners to realise a low-cost, high return project with a rapid development profile."

Xstrata Contacts

Claire Bithell

Telephone	+44 20 7968 2871
Mobile	+44 7785 278294
Email	cbithell@xstrata.com

Etienne du Preez

Telephone	+27 14 590 2357
Mobile	+27 82 655 1409
Email	edupreez@xstrata.co.za

Anglo Platinum Contact

Trevor Raymond

Telephone	+27 11 373 6462
Mobile	+27 82 654 8467
Email	traymond@angloplat.com

AVS 224000
RNS 6544P

JOINT MEDIA RELEASE

ANGLO PLATINUM AND XSTRATA ALLOYS FORM MOTOTOLO JV TO DEVELOP NEW PLATINUM GROUP METALS MINE AND CONCENTRATOR

Johannesburg, 3 August 2005

Anglo Platinum and Xstrata Alloys ("Xstrata") have formed the Mototolo Joint Venture (the "Mototolo JV") to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum.

Anglo Platinum and Xstrata will each contribute a similar amount of in-situ PGM reserves and resources from Xstrata's Thorncliffe farm, adjacent to its Thorncliffe chrome mine and Anglo Platinum's bordering farm Richmond, part of its Der Brochen project area, to the venture. The total capital expenditure for the project is estimated at R1.35 billion (USD200 million) to commissioning, of which Xstrata and Anglo Platinum will each contribute R675 million (USD100 million).

The project benefits from a life of mine of approximately 20 years at a planned milling rate of 200,000 tonnes per month and an estimated head grade of 3.74 grammes per tonne.

Xstrata will be responsible for developing and operating the underground mine, contributing its expertise in mechanised room and pillar mining, while Anglo Platinum will construct and manage a 200,000 tonnes per month PGM concentrator.

Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting refining and marketing of finished product. Xstrata will construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and will purchase Anglo Platinum's share of chrome concentrate.

Construction of the mine and concentrator is expected to commence in the third quarter of 2005, with initial production of PGM ounces anticipated in the last quarter of 2006 and full production in the third quarter of 2007.

The Mototolo JV is a pooling and sharing arrangement between Xstrata and Anglo Platinum. Both parties will comply with the requirements of South Africa's Mineral and Petroleum Resources Development Act and Charter.

Ralph Havenstein, CEO of Anglo Platinum said:
"By leveraging off the strengths and experience of both partners, this project will accelerate Eastern Bushveld platinum development and will also create some 1,100 new job opportunities. The formation of the Mototolo joint venture will increase Anglo Platinum's production of platinum group metals in a capital and cost efficient manner."

Peet Nienaber, Xstrata Alloys Chief Executive, said:
"The Mototolo joint venture provides Xstrata with an entry into an attractive commodity, working with an experienced partner. The combination of Xstrata's expertise in developing and managing underground chrome mines, together with Anglo Platinum's processing and downstream capabilities will enable both partners to realise a low-cost, high return project with a rapid development profile."

Xstrata Contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Etienne du Preez
Telephone +27 14 590 2357
Mobile +27 82 655 1409
Email edupreez@xstrata.co.za

Anglo Platinum Contact

Trevor Raymond
Telephone +27 11 373 6462
Mobile +27 82 654 8467
Email traymond@angloplat.com

AVS 224000
RNS 6544P

ANGLO PLATINUM

xstrata alloys

JOINT MEDIA RELEASE

ANGLO PLATINUM AND XSTRATA ALLOYS FORM MOTOTOLO JV TO DEVELOP NEW PLATINUM GROUP METALS MINE AND CONCENTRATOR

Johannesburg, 3 August 2005

Anglo Platinum and Xstrata Alloys ("Xstrata") have formed the Mototolo Joint Venture (the "Mototolo JV") to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum.

Anglo Platinum and Xstrata will each contribute a similar amount of in-situ PGM reserves and resources from Xstrata's Thorncliffe farm, adjacent to its Thorncliffe chrome mine and Anglo Platinum's bordering farm Richmond, part of its Der Brochen project area, to the venture. The total capital expenditure for the project is estimated at R1.35 billion (USD200 million) to commissioning, of which Xstrata and Anglo Platinum will each contribute R675 million (USD100 million).

The project benefits from a life of mine of approximately 20 years at a planned milling rate of 200,000 tonnes per month and an estimated head grade of 3.74 grammes per tonne.

Xstrata will be responsible for developing and operating the underground mine, contributing its expertise in mechanised room and pillar mining, while Anglo Platinum will construct and manage a 200,000 tonnes per month PGM concentrator.

Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting refining and marketing of finished product. Xstrata will construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and will purchase Anglo Platinum's share of chrome concentrate.

Construction of the mine and concentrator is expected to commence in the third quarter of 2005, with initial production of PGM ounces anticipated in the last quarter of 2006 and full production in the third quarter of 2007.

The Mototolo JV is a pooling and sharing arrangement between Xstrata and Anglo Platinum. Both parties will comply with the requirements of South Africa's Mineral and Petroleum Resources Development Act and Charter.

Ralph Havenstein, CEO of Anglo Platinum said:
"By leveraging off the strengths and experience of both partners, this project will accelerate Eastern Bushveld platinum development and will also create some 1,100 new job opportunities. The formation of the Mototolo joint venture will increase Anglo Platinum's production of platinum group metals in a capital and cost efficient manner."

Peet Nienaber, Xstrata Alloys Chief Executive, said:
"The Mototolo joint venture provides Xstrata with an entry into an attractive commodity, working with an experienced partner. The combination of Xstrata's expertise in developing and managing underground chrome mines, together with Anglo Platinum's processing and downstream capabilities will enable both partners to realise a low-cost, high return project with a rapid development profile."

Xstrata Contacts

Claire Bithell

Telephone	+44 20 7968 2871
Mobile	+44 7785 278294
Email	cbithell@xstrata.com

Etienne du Preez

Telephone	+27 14 590 2357
Mobile	+27 82 655 1409
Email	edupreez@xstrata.co.za

Anglo Platinum Contact

Trevor Raymond

Telephone	+27 11 373 6462
Mobile	+27 82 654 8467
Email	traymond@angloplat.com

JOINT MEDIA RELEASE

ANGLO PLATINUM AND XSTRATA ALLOYS FORM MOTOTOLO JV TO DEVELOP NEW PLATINUM GROUP METALS MINE AND CONCENTRATOR

Johannesburg, 3 August 2005

Anglo Platinum and Xstrata Alloys ("Xstrata") have formed the Mototolo Joint Venture (the "Mototolo JV") to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum.

Anglo Platinum and Xstrata will each contribute a similar amount of in-situ PGM reserves and resources from Xstrata's Thorncliffe farm, adjacent to its Thorncliffe chrome mine and Anglo Platinum's bordering farm Richmond, part of its Der Brochen project area, to the venture. The total capital expenditure for the project is estimated at R1.35 billion (USD200 million) to commissioning, of which Xstrata and Anglo Platinum will each contribute R675 million (USD100 million).

The project benefits from a life of mine of approximately 20 years at a planned milling rate of 200,000 tonnes per month and an estimated head grade of 3.74 grammes per tonne.

Xstrata will be responsible for developing and operating the underground mine, contributing its expertise in mechanised room and pillar mining, while Anglo Platinum will construct and manage a 200,000 tonnes per month PGM concentrator.

Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting refining and marketing of finished product. Xstrata will construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and will purchase Anglo Platinum's share of chrome concentrate.

Construction of the mine and concentrator is expected to commence in the third quarter of 2005, with initial production of PGM ounces anticipated in the last quarter of 2006 and full production in the third quarter of 2007.

The Mototolo JV is a pooling and sharing arrangement between Xstrata and Anglo Platinum. Both parties will comply with the requirements of South Africa's Mineral and Petroleum Resources Development Act and Charter.

Ralph Havenstein, CEO of Anglo Platinum said:
"By leveraging off the strengths and experience of both partners, this project will accelerate Eastern Bushveld platinum development and will also create some 1,100 new job opportunities. The formation of the Mototolo joint venture will increase Anglo Platinum's production of platinum group metals in a capital and cost efficient manner."

Peet Nienaber, Xstrata Alloys Chief Executive, said:
"The Mototolo joint venture provides Xstrata with an entry into an attractive commodity, working with an experienced partner. The combination of Xstrata's expertise in developing and managing underground chrome mines, together with Anglo Platinum's processing and downstream capabilities will enable both partners to realise a low-cost, high return project with a rapid development profile."

Xstrata Contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Etienne du Preez
Telephone +27 14 590 2357
Mobile +27 82 655 1409
Email edupreez@xstrata.co.za

Anglo Platinum Contact

Trevor Raymond
Telephone +27 11 373 6462
Mobile +27 82 654 8467
Email traymond@angloplat.com